

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 27, 2017

Via E-mail
Mr. Yifan Liang
Chief Financial Officer
Alpha and Omega Semiconductor Limited
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

> **Re: Alpha and Omega Semiconductor Limited**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 26, 2016**
> **File No. 001-34717**

Dear Mr. Liang:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2016

Item 9A. Management's Annual Report on Internal Control over Financial Reporting, page 57

1. Please amend your filing to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting - e.g., COSO framework (2013). In addition, revise the report to include management's conclusion on the effectiveness of your internal control over financial reporting as of the end of the period, including a clear statement as to whether or not internal control over financial reporting is effective. Refer to Items 308(a)(2) and (3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3676 if you have any questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery